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SECUR 06004367 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Capital Markets, Inc. (formerly Cohen & Cramer, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S.E. 2nd Street, Suite 1120
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Cohen 561-852-7898
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerstle, Rosen & Goldenberg, P.A.
(Name – *if individual, state last, first, middle name*)

3835 N.W. Boca Raton Blvd, Suite 100, Boca Raton, FL 33431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Capital Markets, Inc.(formerly Cohen & Cramer, Inc.), as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA

Notary Public State of Florida
Janet Gasser
My Commission DD439773
Expires 06/14/2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 24037a-5(e)(3).*

Gerstle, Rosen & Goldenberg, P.A.
Certified Public Accountants

Mark R. Gerstle, C.P.A. | Robert N. Rosen, C.P.A. | Brian K. Goldenberg, Partner

INDEPENDENT AUDITORS' REPORT

Board of Directors
International Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of International Capital Markets, Inc. (formerly Cohen & Cramer, Inc., the Company) as of December 31, 2005 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Capital Markets, Inc. (formerly Cohen & Cramer, Inc.) at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Gerstle, Rosen & Goldenberg, P.A.

Boca Raton, Florida
February 24, 2006

One Turnberry Place
19495 Biscayne Blvd
Suite 705
Aventura, Florida 33180
Phone 305 937 0116
Fax 305 937 0128

The Porticos
3835 N.W. Boca Raton Blvd
Suite 100
Boca Raton, Florida 33431
Phone 561 447 4000
Fax 561 447 4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone 239 262 1773
Fax 239 263 0166

INTERNATIONAL CAPITAL MARKETS, INC.
(FORMERLY COHEN & CRAMER, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and Cash Equivalents	$	265,564
Commissions Receivable		1,344
Furniture and Office Equipment		35,000
Less: Accumulated Depreciation of $-0-		-
TOTAL ASSETS	$	301,908
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Payroll Taxes Payable	$	536
Income Taxes Payable		57
TOTAL LIABILITIES		593
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding		1,000
Additional Paid in Capital		285,000
Retained Earnings		15,315
TOTAL STOCKHOLDER'S EQUITY		301,315
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	301,908

The accompanying notes are an integral part of this financial statement.

INTERNATIONAL CAPITAL MARKETS, INC.
(FORMERLY COHEN & CRAMER, INC.)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions	$	93,311
Dividends		328
TOTAL REVENUES		93,639
OPERATING EXPENSES		
General and Administrative		56,190
Officer's Compensation		63,907
TOTAL OPERATING EXPENSES		120,097
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES		(26,458)
PROVISION FOR (BENEFIT FROM) INCOME TAXES		(1,168)
NET INCOME (LOSS)	$	(25,290)

The accompanying notes are an integral part of this financial statement.

INTERNATIONAL CAPITAL MARKETS, INC.
(FORMERLY COHEN & CRAMER, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Equity
Balance, December 31, 2004	$ 1,000	$ 56,151	$ 40,605	$ 97,756
Contributions from Stockholder	-	285,000	-	285,000
Capital Distributions	-	(56,151)	-	(56,151)
Net Income (Loss)	-	-	(25,290)	(25,290)
Balance, December 31, 2005	$ 1,000	$ 285,000	$ 15,315	$ 301,315

The accompanying notes are an integral part of this financial statement.

INTERNATIONAL CAPITAL MARKETS, INC.
(FORMERLY COHEN & CRAMER, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:		
Net Income (Loss)	$	(25,290)
Reclass Stockholder's Loan to Compensation		20,753
Income Tax Benefit		(1,168)
(Increase) Decrease in Assets:		
Commissions Receivable		1,524
Increase (Decrease) in Liabilities:		
Payroll Taxes Payable		(35)
Income Taxes Payable		(140)
NET CASH USED IN FINANCING ACTIVITIES		(4,356)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions		250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		250,000
INCREASE IN CASH AND CASH EQUIVALENTS		245,644
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2004		19,920
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2005	$	265,564
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income Taxes Paid	$	140
Interest Paid	$	-

SUPPLEMENTAL INFORMATION ON NON-CASH TRANSACTIONS

On November 9, 2005, the two original stockholders sold their stock to a private company. As a result of this transaction, the stockholder's loan of $109,904 was written off against the subordinated notes payable totalling $33,000 and the additional paid in capital of $56,151, with the remaining $20,753 expensed as compensation to the majority stockholder.

On December 31, 2005, the new stockholder contributed $35,000 of new furniture and computer equipment.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

International Capital Markets Inc. (formerly Cohen & Cramer, Inc., the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of Florida on December 5, 1996.

Securities Transactions

The Company has an agreement for securities clearance services with a clearing broker-dealer. As a broker-dealer, the Company executes all trades through this clearing organization under a fully disclosed basis receiving a commission from the clearing organization. The agreement for securities services is cancelable at any time by either party. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers.

Commissions Receivable

Commissions receivable consist of amounts primarily due from the Company's clearing organization and are recorded on the trade-date basis. Commissions due the Company are remitted within ten days after the close of the previous month. At December 31, 2005, management determined that no provision for bad debts is necessary.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property and Equipment

Property and equipment are stated at cost, and depreciation is calculated under the modified cost recovery method. Estimated useful lives are as follows:

Furniture and equipment	5-7 years
Computer & Software	5 years

Although the cost recovery system is not a generally accepted accounting principle, the difference between this method and any other acceptable method is immaterial to these financial statements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect

the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables and accrued liabilities are carried at amounts that reasonably approximate their fair value due to the short-term nature of these amounts

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes represent income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax liability amounts are recognized for the future liabilities attributable to differences between the financial statement carrying amount and the carrying amount for tax purposes. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled. Differences between tax and financial reporting resulted from the Company's unrealized gains on its marketable securities. At December 31, 2005, there are no material deferred tax liabilities.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the company had net capital of $266,315, which is $261,315 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.22%.

NOTE 3 – INCOME TAXES

There was an income tax benefit of $1,168 from the net operating loss for the year ended December 31, 2005. At December 31, 2005, the Company has net operating loss carryovers of approximately $14,497 for federal and $24,774 for state income taxes, respectively, that expire in 2020.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

As of December 31, 2005, the Company maintains a cash balance in one bank that exceeds the Federal Deposit Insurance (F.D.I.C.) limit of $100,000.

NOTE 5 –CONSULTING AGREEMENT

On November 9, 2005, the Company executed a consulting agreement with the former majority stockholder under which the former stockholder would serve as the Financial and Operations Principal for a term of five months. Thereafter, the agreement would renew monthly until termination.

SUPPLEMENTARY SCHEDULES

INTERNATIONAL CAPITAL MARKETS, INC.
(FORMERLY COHEN & CRAMER, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL	
Total Stockholders' Equity from the Statement of Financial Condition	$ 301,315
Add: Subordinated Borrowings Allowable in Computation of Net Capital	-
Other (Deductions) or Allowable Credits - Deferred Income Taxes Payable	-
	301,315
Deductions	
Total Nonallowable Assets:	
Securities Not Readily Marketable	-
Loan Receivable from Stockholder	-
Furniture and Office Equipment, Net	35,000
	35,000
Net Capital Before Haircuts on Securities Positions	266,315
Haircuts on Securities Positions:	
Corporate Stock	-
Undue Concentration in Corporate Stock	-
NET CAPITAL	$ 266,315
AGGREGATE INDEBTEDNESS	
Accounts Payable	$ -
Payroll Taxes Payable	536
Income Tax Payable	57
TOTAL AGGREGATE INDEBTEDNESS	$ 593
REQUIRED CAPITAL	$ 5,000
EXCESS NET CAPITAL	$ 261,315
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 266,256
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.22%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	0.22%

See the independent auditors' report and the accompanying notes to financial statements.

INTERNATIONAL CAPITAL MARKETS, INC.
(FORMERLY COHEN & CRAMER, INC.)
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2005

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005.

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	266,371
Audit Adjustment to:		
NOL Income Tax Benefit		1,168
Increase Operating Expenses		(1,224)
Net Capital Per Previous Page	$	266,315

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2005 to December 31, 2005, the liabilities subordinated to claims of general creditors were eliminated, decreasing by $33,000.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.

See the independent auditors' report and the accompanying notes to financial statements.

Mark R. Gerstle, C.P.A. Robert N. Rosen, C.P.A. Brian K. Goldenberg, Partner

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
International Capital Markets Inc.
Miami, FL

In planning and performing our audit of the consolidated financial statements of International Capital Markets Inc. (formerly Cohen & Cramer, Inc., the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but no absolute assurance what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gerstle, Rosen & Goldenberg, P.A.

Boca Raton, Florida
February24, 2006